Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2019

U.S. DOLLARS IN THOUSANDS

UNAUDITED

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2019	December 31, 2018
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,949	$20,814
Restricted cash	380	422
Trade receivables, net	14,263	13,382
Contract assets (Note 5)	1,396	899
Other accounts receivable and prepaid expenses	1,554	506
Inventories (Note 6)	16,065	11,244
Current assets related to discontinued operations (Note 1b)	-	1,524

Total current assets	48,607	48,791

NON CURRENT ASSETS:
Long-term receivable and other deposits	77	79
Property, plant and equipment, net (Note 7)	5,188	4,632
Operating lease right-of-use asset (Note 4)	1,904	-

Total non-current assets	7,169	4,711

Total assets	$55,776	$53,502

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2019	December 31, 2018
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,685	$5,650
Other accounts payable and accrued expenses	3,685	3,842
Advances from customers (Note 5)	867	727
Contract liabilities (Note 5)	554	366
Operating lease short-term liabilities (Note 4)	882	-
Current liabilities related to discontinued operations (Note 1b)	-	366

Total current liabilities	11,673	10,951

LONG-TERM LIABILITIES:
Accrued severance pay and other long-term liabilities	740	690
Operating lease long-term liabilities (Note 4)	1,022	-

Total long-term liabilities	1,762	690

SHAREHOLDERS EQUITY:
Share capital (Note 10) -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at June 30, 2019 and December 31, 2018; Issued and outstanding: 38,067,024 at June 30, 2019 and 37,516,891 at December 31, 2018.	390	386
Additional paid-in capital	120,622	118,568
Accumulated other comprehensive income	-	220
Accumulated deficit	(78,010)	(76,961)

Total RADA shareholders’ equity	43,002	42,213
Non-controlling interest	(661)	(352)

Total shareholders’ equity	42,341	41,861

Total liabilities and shareholders’ equity	$55,776	$53,502

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2019	2018
	Unaudited
Revenues:
Products	$18,364	$12,036
Services	350	560
	18,714	12,596
Cost of revenues:
Products	11,899	7,896*	)
Services	76	86
	11,975	7,982*	)

Gross profit	6,739	4,614*	)
Operating expenses:
Research and development, net	3,040	1,339*	)
Marketing and selling	1,870	1,284
General and administrative	3,230	1,682
Total operating expenses	8,140	4,305*	)

Operating income (loss)	(1,401)	309
Total financial income, net (Note 11)	43	3

Net income (loss) from continuing operations	(1,358)	312

Net loss from discontinued operations (Note 1b)	-	(97)
Net income (loss)	(1,358)	$215
Net loss attributable to non controlling shareholders	$(309)	$(55)

Net income (loss) attributable to RADA Electronic Industries' shareholders	$(1,049)	$270

Basic and diluted net income (loss) from continuing operations per ordinary shares	$(0.03)	$0.01
Basic and diluted net income from discontinued operations per ordinary share	$0.00	$0.00
Basic and diluted net income (loss) per ordinary share	$(0.03)	$0.01
Weighted average number of ordinary shares used for computing basic net income (loss) per share	38,017,281	32,745,620
Weighted average number of ordinary shares used for computing diluted net income (loss) per share	38,570,290	33,269,376

*) Reclassified

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2019	2018
	Unaudited

Net income (loss)	$(1,358)	$215

Other comprehensive loss, net:
Change in foreign currency translation adjustment	-	(359)

Total comprehensive loss	(1,358)	(144)

Comprehensive loss attributable to non-controlling interest	-	(127)

Comprehensive loss attributable to RADA Electronic Industries' shareholders	$(1,358)	$(17)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Number of Ordinary		Additional paid-in	Accumulated other comprehensive
		Share			Accumulated	Non controlling	Total
	shares	capital	capital	income (loss)	deficit	interest	equity

Balance at January 1, 2018	31,392,040	$335	$104,923	$392	$(77,124)	$659	$29,185
Share-based compensation to employees	-	-	898	-	-	-	898
Exercise of warrants	1,454,546	13	787	-	-	-	800
Issuance of shares, net of issuance costs of $248	4,545,454	37	12,215	-	-	-	12,252
Exercise of option	124,851	1	(1)	-	-	-	-
Net income (loss)	-	-	-	-	163	(386)	(223)
Transaction with non-controlling interest	-	-	(254)	-	-	(546)	(800)
Other comprehensive loss	-	-	-	(172)	-	(79)	(251)

Balance at December 31, 2018	37,516,891	386	118,568	220	(76,961)	(352)	41,861
Share-based compensation to employees	-	-	558	-	-	-	558
Issuance of shares	550,133	4	1,496	-	-	-	1,500
Net loss	-	-	-	-	(1,049)	(309)	(1,358)
Other	-	-	-	(220)	-	-	(220)

Balance at June 30, 2019 (unaudited)	38,067,024	$390	$120,622	$-	$(78,010)	$(661)	$42,341

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2019	2018
	Unaudited
Cash flows from operating activities:
Net income (loss)	$(1,358)	$215
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation, amortization and impairment	539	614
Severance pay, net	50	23
Share-based compensation to employees	558	400
Decrease (increase) in trade receivables, net	(881)	2,235
Increase in other accounts receivable and prepaid expenses	(178)	(167)
Increase in contract assets	(497)	(48)
Increase in contract liabilities	188	286
Decrease (increase) in inventories	(4,917)	602
Decrease in trade payables	(401)	(808)
Increase (decrease) in other accounts payable and accrued expenses	142	(484)

Net cash provided by (used in) operating activities from continuing operations	$(6,755)	$2,868

Cash flows from investing activities:
Purchase of property, plant and equipment	(629)	(529)
Increase (decrease) in long-term receivables and deposits	(23)	2

Net cash by used in investing activities from continuing operations	$(652)	$(527)

Cash flows from financing activities:
Issuance of shares	1,500	-
Exercise of warrants	-	800

Net cash provided by financing activities from continuing operations	$1,500	$800

Net cash provided by operating activities from discontinued operations	-	913

Net cash used in investing activities from discontinued operations	-	(2)

Effect of exchange rate changes of discontinued operation on cash and cash equivalents	-	(399)

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2019	2018
	Unaudited

Increase (decrease) in cash and cash equivalents and restricted cash	$(5,907)	$3,653
Cash and cash equivalents and restricted cash at the beginning of the period	21,236	13,006

Cash and cash equivalents and restricted cash at the end of the period	15,329	16,659

Less cash and cash equivalents of discontinued operation at the end of the period	-	679

Cash and cash equivalents of continued operation at the end of the period	$15,329	$15,980

(a) Supplemental disclosures of cash flow activities:

Net cash paid during the period for income taxes	$11	$8

Net cash paid during the period for interest	$-	$14

(b) Non-cash transactions

Purchase of property, plant and equipment in credit	$436	$131

Transfer of inventory to property, plant and equipment	$30	$271

Proceeds from sale of discontinued operations, net	$845	-

Right-of-use assets ontained exchange for new operating lease liabilities	$2,032	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-      GENERAL

a.
RADA Electronic Industries Ltd. (the "Company") is an Israeli based defense electronics contractor that specializes in the design, development, production and sales of tactical land radars for ground forces and border protection and avionics systems (including inertial navigation systems) for fighter aircraft and UAVs.

In January 2018, the Company incorporated RADA Sensors Inc., a fully owned subsidiary of the Company. As of June 30, 2019, RADA Sensors Inc. is the holder of 75% of the interests in RADA Technologies LLC, also organized in January 2018, together with SAZE Technologies LLC. During July 2019, after balance sheet date, RADA Sensors Inc purchased the remaining 25% interest from SAZE Technologies LLC (see Note 14). The Company is organized and operates as one operating segment.

The Company operated a test and repair shop using its Automated Test Equipment ("ATE") products in Beijing, China, through its Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS"). During 2019, the Company  completed the sale of CACS, see Note 1b.

b.	Discontinued operations:

In December 2016, the Company committed to a plan to sell its test and repair services activity (provided through CACS, the Company's 80% owned subsidiary) in order to focus on its core business. In October 2018, the Company entered into a transaction with the holder of the non-controlling interest and as a result, as of December 31, 2018, the Company owned 100% of CACS, which resulted in a $254 decrease in additional paid in capital.

In December 2018, the Company signed an agreement to sell its ownership interest in CACS for approximately $1,500 and as of December 31, 2018 the Company recorded a provision of $159 for the expected loss resulted from the sale, which was included in accrued expenses in the consolidated balance sheets as of December 31, 2018 and in the net loss from discontinued operations in the consolidated statements of operations for the year ended December 31, 2018.

In March 2019, the ownership was transferred to the buyer. In the period between December 31, 2018 and March 31, 2019, there was no material activity in CACS that impacted the financial statements. The net consideration of $845, which is currently held in a trust account in China, was recorded in other accounts receivable in the consolidated balance sheets as of June 30, 2019.

c.	Liquidity and Capital Resources:

Since incorporation, the Company has incurred an accumulated deficit of $78,010. As of June 30, 2019, the Company's cash position (cash and cash equivalents) totaled $14,949. Management believes that its cash and cash equivalents are sufficient for the Company to meet its obligations as they come due at least for a period of twelve months from the date of the consolidated financial statements.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	UNAUDITED INTERIM FINANCIAL INFORMATION

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information and with the instructions to Article 10 of U.S. Securities and Exchange Commission Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments except as otherwise discussed) considered necessary for a fair presentation have been included.

Operating results for the six month period ended June 30, 2019 are not  necessarily indicative of the results that may be expected for the year ending December 31, 2019.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements of the Company as of December 31, 2018, set forth in the Company's Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on April 1, 2019, except as discussed below:

a.	Accounting for share-based compensation:

The Company accounts for share-based payment in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statement of operations.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for the Company's stock options granted to employees and directors was estimated using a Black-Scholes option-pricing model with the following weighted average assumptions:

	Six months ended June 30,
	2019	2018

Dividend yield	0%	0%
Risk-free interest rate	2.44%	2.60%
Expected term (in years)	4.22	4.22
Volatility	66.69%	77.03%
Forfeiture rate	0%	0%

The dividend yield assumption is based on the Company's historical and expectation of future dividend payouts and may be subject to changes in the future.

The computation of expected volatility is based on realized historical share price volatility of the Company's share.

The risk-free interest rate assumption is the implied yield currently available on the U.S treasury yield zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The expected term of the options represents the period of time that the options are expected to be outstanding and is based on the simplified method, as allowed under Staff Accounting Bulletin No. 110, which is the mid point between the vesting date and the end of the contractual of the option.

b.	Recently issued and adopted accounting standards :

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, “Leases” ("ASC 842"), on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under the prior guidance (ASC 840). The new standard requires lessors to account for leases using an approach that is substantially equivalent to ASC 840 guidance for sales-type leases, direct financing leases and operating leases. The new standard supersedes the previous leases standard, ASC 840, "Leases".

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted the new standard as of January 1, 2019, using the modified retrospective approach. Consequently, prior period balances and disclosures have not been restated. The Company has elected to utilize the available package of practical expedients permitted under the transition guidance within the new standard which does not require it to reassess the prior conclusions about lease identification, lease classification and initial direct costs. As a result of the adoption of ASC 842, the Company included in its balance sheet operating right-of-use assets and operating lease liabilities of $2,032. The standard did not materially impact the Company's results of operations and cash flows. For additional information regarding the Company's accounting for leases, please refer to Note 4.

The Company elected the practical expedient to not separate lease and non-lease components for all its leases. This will result in the initial and subsequent measurement of the balances of the right-of-use asset and lease liability being greater than if the policy election was not applied.

Some leases include one or more options to renew. The exercise of lease renewal options is typically at the Company's sole discretion; therefore, the majority of renewals to extend the lease terms are not included in our right of use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal options, and, when it is reasonably certain of exercise, it will include the renewal period in its lease term. New lease modifications result in remeasurement of the right of use asset and lease liability, which are not accounted as separate lease contract.

The right-of-use asset and lease liability are initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate based on the information available at the date of adoption in determining the present value of the lease payments. The Company's incremental borrowing rate is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located.

Some of the real estate leases contain variable lease payments, including payments based on an index or rate (CPI). Variable lease payments based on an index or rate are initially measured using the index or rate in effect at lease adoption. Additional payments based on the change in an index or rate are recorded as a period expense when incurred.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Recently Issued Accounting Pronouncements Not Yet Adopted:

In January 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company is currently evaluating the potential effect of this standard on its consolidated financial statements.

NOTE 4:-      LEASES

The Company has various operating leases for office space and vehicles that expire through 2022. Its lease agreements do not contain any material residual value guarantees or material restrictive covenants. Below is a summary of the Company's operating right-of-use assets and operating lease liabilities as of June 30, 2019:

June 30, 2019
(Unaudited)
Operating right-of-use assets	$1,904

Operating lease liabilities, current	882
Operating lease liabilities long-term	1,022
Total operating lease liabilities	$1,904

Minimum lease payments for the Company's right of use assets over the remaining lease periods as of June 30, 2019, are as follows:

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-    LEASES (Cont.)

June 30, 2019
(unaudited)
2019	$463
2020	797
2021	604
2022	108

Total undiscounted lease payments	$1,972

Less: Interest	(68)

Present value of lease liabilities	$1,904

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2019:

June 30, 2019
(unaudited)
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3
Weighted average discount rate	2.41%

In April 2019, a subsidiary of the Company entered into an agreement to lease offices in Germantown, Marylanr (U.S.). The lessor is currently preparing the property for use.. The lease is expected to commence in October 2019. In June 2019, the Company entered into a lease agreement of additional offices in Israel. The lease commenced in September 2019, after balance sheet date. The new agreements are not included in the lease liabilities and in the ROU assets.

Total rent expenses for the six months ended June 30, 2019 and 2018 were $574 and $523, respectively. Cash paid for lease expenses during the six months ended June 30, 2019 was $548.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	REVENUES

In accordance with ASC 606 "Revenue From Contracts With Customers", unbilled accounts receivable were reclassified as contract assets and advance payments and billings in excess of revenue were reclassified as contract liabilities as of June 30, 2019 and December 31, 2018, none of which resulted in a change to total current assets or total current liabilities.

The following table presents the significant changes in the advances from customers balance during the six months ended June 30, 2019:

Six months ended June 30, 2019
Unaudited
Balance, beginning of the period	$727
New performance obligations	224
Reclassification to revenue as a result of satisfying performance obligation	(84)
Balance, end of the period	$867

The following table summarizes our contract assets and liabilities balances:

2019
Unaudited

Contract assets at January 1, 2019	$899
Contract assets at June 30, 2019	$1,396

Change in contract assets - increase	$497

Contract liabilities at January 1, 2019	$366
Contract liabilities at June 30, 2019	$554

Change in contract liabilities - increase	$188

Net change	$309

For the six months ended June 30, 2019, 59% of the amount that was previously included in the beginning balance of contract liabilities was recognized.

The Company’s unsatisfied performance obligations as of June 30, 2019 and the estimated revenue expected to be recognized in the future related to long-term fixed price contracts amounts to $1,042. The Company expect to recognize approximately 80% of this amount as revenues during the next 12 months and the rest thereafter.

For information regarding disaggregated revenues, please refer to Note 13.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	INVENTORIES

	June 30,	December 31,
	2019	2018
	Unaudited

Raw materials and components	$8,314	$5,605
Work in progress, net	4,614	3,558
Finished goods	3,137	2,081

	$16,065	$11,244

NOTE 7:-       PROPERTY, PLANT AND EQUIPMENT, NET

	June 30,	December 31,
	2019	2018
Cost:	Unaudited

Factory building	$2,081	$2,081
Machinery and equipment *)	11,478	10,723
Office furniture and equipment	857	838
Leasehold improvements	776	455

	15,192	14,097
Accumulated depreciation:

Factory building	2,019	2,006
Machinery and equipment	7,447	6,948
Office furniture and equipment	362	345
Leasehold improvements	176	166

	10,004	9,465

Depreciated cost	$5,188	$4,632

*)	As of June 30, 2019 and December 31, 2018, $224 and $1,044 relate to construction-in-process of production infrastructure, respectively.

Depreciation expense amounted to $539 and $227 for the six months period ended June 30, 2019 and 2018, respectively. During the six months period ended June 30, 2018, the Company recorded $387 as impairment loss.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures its financial instruments at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -
Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The carrying amount of cash and cash equivalents, restricted deposits, trade receivables, other accounts receivable, bank credit and current maturities of long term loans, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents the Company's liabilities measured at fair value on a recurring basis at June 30, 2019 and 2018:

	June 30, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Other accounts receivable and prepaid expenses:
Foreign currencies derivatives	$-	$14	$-	$14

Total	$-	$14	$-	$14

	June 30, 2018
	Level 1	Level 2	Level 3	Total
Financial liabilities:
Other accounts payable and accrued expenses:
Foreign currencies derivatives	$-	$(57)	$-	$(57)

Total	$-	$(57)	$-	$(57)

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Israel Innovation Authority ("IIA"). In return for the IIA's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the IIA, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products  and in the absence of such sales, no payment is required. As of June 30, 2019, the Company received total grants from the IIA in the amount of $5,543.

The total amount of royalties charged to operations for the period ended June 30, 2019 and 2018 was approximately $0 and $44, respectively. As of June 30, 2019, the Company's contingent liability for royalties, net of royalties paid or accrued, totaled approximately $347.

b.
The Company provides bank guarantees to some of its customers and others in the ordinary course of business. The guarantees which are provided to customers are to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers and others as of June 30, 2019, is approximately $380.

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary Shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In June 2018, the Company's shareholders approved an increase of the Company's authorized share capital by NIS 1,875,000 and as a result the authorized share capital is equal to NIS 3,000,000 divided into 100,000,000 Ordinary Shares, par value NIS 0.03 each.

In November 2018, the Company entered into agreements with several Israeli institutional investors to purchase 4,545,454 Ordinary shares at price per share of $2.75, for a total consideration of $12,500. Offering costs amounted to $248.

In January 2019, the Company’s shareholders approved the sale of 545,454 Ordinary Shares to the controlling shareholder at a price per share of $2.75, approximately $1,500 in the aggregate.

b.	Stock option plans:

In April 2015, the Company's Board of Directors adopted the "2015 Share Option Plan" (the "Plan"), which authorized the grant of options to purchase up to an aggregate of 1,500,000 Ordinary Shares to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within a maximum of ten years from adoption of the plan.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

In April 2018, the Company granted options to its CEO to purchase a total of 500,000 Ordinary Shares at an exercise price of $2.32 per share. The options will vest as follows: 25% of the options granted will vest in April 2019; and 75% of the options will vest in twelve equal quarterly installments of 6.25% each until April 2022. These options will be exercisable for 48 months following the date of vesting.

On June 7, 2018, the Company’s shareholders approved the U.S. Taxpayers Appendix to its 2015 Share Option Plan and to reserve 1,000,000 of our Ordinary Shares for issuance thereunder. On August 15, 2018, the Company’s Board of Directors approved an increase in the framework of the Plan to 3,750,000 options.

On August 15 and 23, 2018, the Company granted options to its officers and employees to purchase a total of 732,500 and 35,000 Ordinary Shares, respectively, at exercise prices of $2.93 and $2.81 per share, respectively. The options will vest as follows: 25% will vest in August 2019; and 75% will vest in twelve equal quarterly installments of 6.25% each until August 2022. These options will be exercisable for 48 months following the date of vesting.

In November 2018, the Company granted options to one of its officers to purchase a total of 217,500 Ordinary Shares at an exercise price of $2.81 per share. The options will vest as follows: 25% will vest in November 2019; and 75% will vest in twelve equal quarterly installments of 6.25% each until November 2022. These options will be exercisable for 48 months following the date of vesting.

In January 2019, the Company granted options to its employees to purchase a total of 60,000 Ordinary Shares at an exercise price range $2.76 - $2.85 per share. The options will vest as follows: 25% will vest in January 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until January 2023. These options will be exercisable for 48 months following the date of vesting.

In March  2019, the Company granted options to its officers and employees to purchase a total of 75,000 Ordinary Shares at an exercise price of $2.73 per share. The options will vest as follows: 25% will vest in March 2020; and 75% will vest in twelve equal quarterly installments of 6.25% each until March 2023. These options will be exercisable for 48 months following the date of vesting.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

In May 2019, the Company granted options to one of its employee to purchase a total of 7,500 Ordinary Shares at an exercise price of $3.11 per share. The options will vest as follows: 25% will vest in May 2019; and 75% will vest in twelve equal quarterly installments of 6.25% each until May 2023. These options will be exercisable for 48 months following the date of vesting.

As of June 30, 2019, options to purchase 191,250 Ordinary Shares are available for future grant under the Plan.

A summary of the Company’s activity for options granted to employees and directors under the Plan is as follows:

	Six months ended June 30, 2019
	Unaudited
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic Value Price

Outstanding at the beginning of the period	3,229,375	$2.25	8.82	$1,617
Granted	142,500	2.79	-	-
Exercised	(8,750)	1.26	-	-
Canceled	(47,500)	2.93	-	-

Outstanding at the end of the period	3,315,625	$2.32	8.37	$3,226

Exercisable	1,029,219	$1.63	7.62	$1,712

Intrinsic value of exercisable options (the difference between the closing share price of the Company’s Ordinary Shares on the last trading day in the period and the exercise price, multiplied by the number of in-the-money options) represents the amount that would have been received by the employees and directors option holders had all option holders exercised their options on June 30, 2019. This amount changes based on the fair market value of the Company’s Ordinary share.

As of June 30, 2019, unamortized compensation expenses related to employees and directors stock options to be recognized over an average time of approximately 4 years is approximately $2,954.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-     SHAREHOLDERS' EQUITY (Cont.)

During the six months period ended June 30, 2019, the Company recognized compensation expenses related to employees and service providers stock option in the amount of $558, as follows:

	Six months ended June 30,
	2019	2018
	Unaudited

Cost of revenues	$76	$18*	)
Research and development	115	55*	)
Marketing and selling	20	94
General and administrative	347	233
	$558	$400

*) Reclassified

c.	Warrants:

On May 18, 2016, the Company issued warrants to an investor to purchase: (i) 4,255,319 Ordinary Shares at an exercise price per share of $0.47 (having an aggregate exercise price of $2,000), exercisable for a period of 24 months following the date of the investor’s initial investment and (ii) 3,636,363 Ordinary Shares at an exercise price per share of $0.55 (having an aggregate exercise price of $2,000), exercisable for a period of 48 months following the date of the initial investment. During 2016, the investor exercised warrants to purchase 2,659,575 Ordinary Shares at an exercise price per share of $0.47 for an aggregate total consideration of $1,250. During 2017, the investor exercised warrants to purchase 1,595,744 Ordinary Shares at an exercise price per share of $0.47 for an aggregate total consideration of $750, and warrants to purchase 2,181,818 Ordinary Shares at an exercise price per share of $0.55 for an aggregate total consideration of $1,200. In January 2018, the investor exercised warrants to purchase 1,454,545 Ordinary Shares at an exercise price per share of $0.55 in consideration of $800.

As of June 30, 2019, no warrants were Outstanding.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	FINANCIAL EXPENSES, NET

	Six months ended June 30,
	2019	2018
	Unaudited
Income:

Foreign currency exchange differences	$79	$28
Interest on cash equivalents and restricted deposits	259	83

	338	111
Expenses:

Bank commissions and others	49	29
Foreign currency exchange differences	246	78
Interest on loans from banks and other credit balances	-	1

	(295)	(108)
Total financial income, net	$43	$3

NOTE 12:-	RELATED PARTY BALANCE AND TRANSACTIONS

In January 2017, the Company's shareholders approved that in addition to the directors' fees to be paid to all of the Company's directors commencing as of January 1, 2017, the Company will pay the Company’s controlling shareholder approximately $4.6 (NIS 17.5) for time devoted to the Company by the Executive Chairman of the Board of Directors, who is also a co-owner of the Company’s controlling shareholder. In 2017 the Company's consolidated audited financial statements reflected net income (before taxes), which required the monthly payments to increase to approximately $9 (NIS 35,000) going forward.

In addition, the Company's shareholders approved a new engagement letter with a director of the Company, according to which such director will be entitled to receive a commission of 2.5% of the net revenues received by the Company with respect to specific transactions introduced to the Company by him, subject to a detailed agreement to be entered into by him and the Company and the prior approval of any such transactions by the Company and the Audit Committee. As of June 30, 2019 no revenues were generated as a result of this agreement, therefore no commission was paid.

In addition, the Company's shareholders approved a new engagement letter with a director of the Company according to which such director will be entitled to receive monthly retainer fees for his consulting services . As of June 30, 2019, a total of  $17 had been paid for his services.

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	RELATED PARTY BALANCE AND TRANSACTIONS (Cont.)

Balances with related parties:

	June 30,	December 31,
	2019	2018

Accrued expenses	$48	$43

Related parties’ expenses:

	Six months ended June 30,
	2019	2018
	Unaudited

Directors and management fees	$94	$92

NOTE 13:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.
In accordance with Statement of ASC 280, "Segment Reporting", the Company is organized and operates as one business segment, which develops, manufactures and sells tactical land radars for ground forces and border protection and avionics systems (including inertial navigation systems) for fighter aircraft and UAVs (see also Note 1a).

b.	Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Six months ended
	June 30,
	2019	2018
	Unaudited

Israel	$6,184	$3,593
Asia	1,838	2,540
North America	7,876	5,528
Latin America	759	214
Europe	2,057	721

Total	$18,714	$12,596

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL  STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

c.	Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues are as follows:

	Six months ended
	June 30,
	2019	2018
	Unaudited
	%

Customer A	13	11
Customer B	11	7
Customer C	7	20
Customer D	15	3
Customer E	7	10
Customer F	0	11

NOTE 14:-	SUBSEQUENT EVENTS

During July 2019,  RADA Sensors Inc purchased the remaining 25% interest in RADA Technologies LLC from SAZETechnologies LLC for total consideration of $500.